UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 1-8462

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GRAHAM CORORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Graham Corporation

20 Florence Avenue

Batavia, New York 14020

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Graham Corporation Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of the Graham Corporation Employee Stock Purchase Plan (the “Plan”) as of March 31, 2015 and the related statement of changes in net assets available for benefits for the period ended March 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2015, and the changes in its net assets available for benefits for the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ FREED MAXICK CPAs, P.C.
Freed Maxick CPAs, P.C.
Buffalo, New York
June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Graham Corporation Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of the Graham Corporation Employee Stock Purchase Plan (the “Plan”) as of March 31, 2014, and the related statement of changes in net assets available for benefits for the periods ended March 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2014, and the changes in its net assets available for benefits for the periods ended March 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ EFP ROTENBERG, LLP
EFP Rotenberg, LLP
Rochester, New York
June 9, 2014

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At March 31,
	2015	2014
ASSETS
Cash and Cash Equivalents	$77,099	$92,685

Total Assets	77,099	92,685

LIABILITIES
Payable to Participants	77,099	92,685

Total Liabilities	77,099	92,685

Net Assets Available for Benefits	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended March 31,
	2015	2014	2013
Additions to Net Assets
Employee Contributions	$309,381	$325,114	$296,047

Total Additions	309,381	325,114	296,047

Deductions from Net Assets
Cost of Common Stock Purchased	324,967	316,732	297,113
Payable to Participants	77,099	92,685	84,303
Prior Year Contributions Used for Current Year Share Purchase	(92,685)	(84,303)	(85,369)

Total Deductions	309,381	325,114	296,047

Net Change in Net Assets	0	0	0
Net Assets Available for Benefits – Beginning of Period	0	0	0

Net Assets Available for Benefits – End of Period	$0	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND 2014 AND FOR THE PERIODS ENDED

MARCH 31, 2015, 2014 AND 2013

1.	THE PLAN

ACCOUNTING PRINCIPLES — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General — On July 29, 2010, Graham Corporation’s (the “Company’s”) stockholders approved the Graham Corporation Employee Stock Purchase Plan (the “Plan”). The Plan’s first offering period was from September 1, 2010 through December 31, 2010. The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, as amended, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers all the U.S.-based employees of the Company and U.S.-based employees of any future U.S. subsidiary of the Company.

Contributions — Participants may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock. The Plan operates with separate consecutive six-month periods commencing January 1, and July 1, respectively. The Plan will continue to operate in this manner until such time as the Plan is amended or terminated (see Note 2).

Share Purchase and Withdrawals — Participants have the ability to purchase shares of the Company’s common stock from the Company at 85% of its fair market value on the last or first business day of the six-month periods ending June 30 and December 31, respectively. If, prior to the end of any period, a participant elects to withdraw from the Plan or if a participant dies, retires or terminates employment for any reason, the Plan refunds any amounts withheld in that period plus any carryover from the previous period. Security transactions are accounted for as of the trade date. Participants purchased 12,069, 15,544 and 18,769 shares of the Company’s common stock pursuant to the Plan during the periods ended March 31, 2015, 2014 and 2013, respectively. Under the Plan, 121,187 shares remain reserved for future issue. Refunds from participant withdrawals have not been significant. The maximum number of shares available under the Plan is 200,000.

Limitations — Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares of Company common stock under the Plan. Additionally, participants are prohibited from purchasing shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year. Participants are also subject to an annual share maximum purchase limit of 5,000 shares.

Plan Administration — All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

AS OF MARCH 31, 2015 AND 2014 AND FOR THE PERIODS ENDED

MARCH 31, 2015, 2014 AND 2013

2.	TERMINATION OF THE PLAN

The Plan shall terminate at the earliest of the following:

•	The purchase date that participants become entitled to purchase a number of shares greater than the number of shares remaining available for purchase under the Plan

•	A date specified by the Company’s Board of Directors in its sole discretion.

In the event of termination, all amounts in an employee’s payroll deduction account that are not used to purchase Company common stock will be refunded to the participant.

3.	Plan Assets

The Plan’s cash in maintained by the Company on behalf of the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Graham Corporation Employee Stock Purchase Plan

by:	Graham Corporation, Plan Administrator

by:	/s/ Jeffrey Glajch
Vice President-Finance & Administration and
Chief Financial Officer

Date: June 26, 2015

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm